**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

May 26, 2021

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In the Matter of

Quipt Home Medical Corp.
1019 Town Drive
Wilder, Kentucky 41076

File No. 001-40413

**ORDER DECLARING REGISTRATION
EFFECTIVE PURSUANT TO SECTION 12(d)
OF THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED**

_____

     Quipt Home Medical Corp. has filed with the Commission and The Nasdaq Stock Market an application to register its Common Shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

     In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

     Quipt Home Medical Corp. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

     The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on The Nasdaq Stock Market shall become effective immediately.

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Michael Coco
Chief
Office of International Corporate Finance